OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REDBACK NETWORKS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209507

(Cusip Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: TCV IV, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,854,000 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 7,854,000 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,854,000 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 13.10%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,283,200 shares of Common Stock and warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

1.	Name of Reporting Person: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 292,863 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 292,863 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 234,290 shares of Common Stock and warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

1.	Name of Reporting Person: Technology Crossover Management IV, L.L.C. See item 2 for identification of the Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,146,863 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 8,146,863 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,146,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.59%

14.	Type of Reporting Person (See Instructions): OO

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

1.	Name of Reporting Person: JAY C. HOAG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 8,146,863 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 8,146,863 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,146,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.59%

14.	Type of Reporting Person (See Instructions): IN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

1.	Name of Reporting Person: RICHARD H. KIMBALL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 8,146,863 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 8,146,863 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,146,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.59%

14.	Type of Reporting Person (See Instructions): IN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The Company’s principal executive offices are located at 300 Holger Way San Jose, CA 95134.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Securities Purchase Agreement dated January 2, 2004 (the “Purchase Agreement”) by and among Redback, on the one hand, and TCV IV and Strategic Partners IV (the “TCV IV Funds”), on the other hand, Redback agreed to issue and sell, and TCV IV and Strategic Partners IV agreed to purchase, 628,320 and 23,429 shares, respectively, of the Company’s Series B Convertible Preferred Stock (each, a “Share” and collectively, the “Shares”), at a price of $46.03 per share. Each Share is initially convertible into ten shares of Common Stock. Pursuant to the Purchase Agreement, Redback also agreed to issue to TCV IV and Strategic Partners IV warrants (each, a “Warrant” and collectively, the “Warrants”), at a price of $.01 per underlying share to purchase 1,570,800 and 58,573 shares (the “Warrant Shares”), respectively, of Common Stock at a per share exercise price of $5.00. In consideration for the Shares and Warrants, TCV IV and Strategic Partners IV paid the Company $28,937,277.60 and $1,079,022.60, respectively, upon the closing date for the transaction, January 5, 2004 (the “Closing Date”). On April 5, 2004, the Warrants were amended to shorten the expiration date by three days to January 2, 2011 and to rename them the Series I Warrants.

The source of funds for the acquisition of the Shares and Warrants by the TCV IV Funds was from capital contributions from their respective partners.

The Purchase Agreement is attached as Exhibit 2 and is incorporated by reference herein from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004.

ITEM 4. PURPOSE OF TRANSACTION.

Purchase Agreement

The TCV IV Funds agreed to purchase, and the Company agreed to sell, the Shares and Warrants pursuant to the Purchase Agreement. In connection with the approval of the Purchase Agreement, the Company’s Board of Directors approved the purchase of up to an additional 3,000,000 shares of Common Stock by the TCV IV Funds in market transactions, privately negotiated transactions or otherwise (the “Market Purchases”).

The Certificate of Designation for Series B Convertible Preferred Stock (the “Certificate of Designation”) provides that the holders of a majority of the then outstanding Series B Convertible Preferred Stock (the “Series B Preferred Stock”) shall be entitled to elect one director to the Company’s Board of Directors (the “Series B Director”). In the Purchase Agreement, Redback agreed to elect John Drew, a non-managing member of Management IV, to the Company’s Board of Directors as the Series B Director. Mr. Drew became a director effective immediately after of the closing of the acquisition of the Shares and the Warrants. Upon becoming a director, Mr. Drew was granted options to purchase 1,363 shares of Common Stock pursuant to the Company’s Director Stock Option Plan. 25% of such options vest on May 5 of 2004, 2005, 2006 and 2007. In addition, in the Purchase Agreement the Company agreed that if the Series B Preferred Stock is no longer outstanding, then for so long as the TCV IV Funds continue to own at least 7.5% of the outstanding Common Stock of the Company, the Company shall cause an individual designated by the TCV IV Funds to be nominated for election to the Board of Directors of the Company and shall solicit proxies to elect such individual to the Board of Directors to the same extent it does so for the other individuals nominated by the Company for election. For purposes of this provision, the TCV IV Funds shall be deemed to include any shares of Common Stock issuable upon exercise of the Series I Warrants.

Certificate of Designation

The rights and privileges of the Series B Preferred Stock are contained in the Certificate of Designation. The shares of Series B Preferred Stock are convertible at any time, at the option of the holder, into shares of Common Stock. The initial conversion ratio of the Series B Preferred Stock is 10 shares of Common Stock for one share of Series B Preferred Stock. The conversion ratio is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and the like. The Series B Preferred Stock will automatically convert into Common Stock at the then effective conversion ratio, if at any time after the one-year anniversary of the Closing Date, the closing sales price of the Common Stock is greater than three times the effective conversion price of the Series B Preferred Stock (initially $4.603 per share of Common Stock) on each of 90 consecutive trading days, such 90 trading day period beginning after such one-year anniversary, provided that at such time the registration statement referred to under the heading “Investor Rights Agreement” has been declared effective and is usable.

The Series B Preferred Stock shall accrue a 2% annual dividend, which in certain instances can be paid in additional shares of Series B Preferred Stock. Dividends on the Series B Preferred Stock shall be paid semi-annually on July 1, and January 1, commencing with July 1, 2004. If the Company declares a dividend or distribution on shares of Common Stock, then the Company shall declare an additional dividend on each share of Series B Preferred Stock equal to the amount a holder of a share of Series B Preferred Stock would have received if such holder had converted, at the then effective conversion ratio, a share of Series B Preferred Stock into Common Stock prior to the record date for such dividend or distribution.

Upon a Sale Transaction (as defined in the Certificate of Designation) the holders of the Series B Preferred Stock shall generally be entitled to receive, prior to any payments to the holders of Common Stock, the original issue price of the Series B Preferred Stock ($46.03) per share, plus all accrued and unpaid dividends. The holders of Series B Preferred Stock shall vote with the holders of Common Stock on all matters submitted to the holders of Common Stock for a vote, with each share of Series B Preferred Stock entitled to the number of votes equal to the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock. The consent of the holders of a majority of the Series B Preferred Stock will be required for the Company to take certain actions, which are set forth in the Certificate of Designation.

A copy of the Certificate of Designation is attached as Exhibit 3 and is incorporated by reference herein from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004.

Investor Rights Agreement

Pursuant to the Purchase Agreement, the Company, the TCV IV Funds entered into an Investor Rights Agreement dated the Closing Date. Pursuant to the Investor Rights Agreement, the Company has agreed to register the resale of the Series I Warrants and shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Series I Warrants, shares of Common Stock acquired in Market Purchases, and certain other shares of Common Stock (the “Registrable Securities”). In addition, subject to certain limitations, the TCV IV Funds have the right to have the Registrable Securities included in any underwritten public offering of equity securities by the Company. The Company is obligated to pay all expenses incurred in connection with such registrations (other than underwriting discounts and commissions, and stock transfer taxes). The Company has agreed to indemnify the TCV IV Funds and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Investor Rights Agreement is attached as Exhibit 4 and is incorporated by reference herein from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004.

Amendment of the Investor Rights Agreement

The Company and the TCV IV Funds entered into an Amendment of the Investor Rights Agreement dated April 5, 2004 (the “Amendment”). Pursuant to the Amendment, subject to certain exceptions, the Series I Warrants cannot be transferred prior to October 5, 2004 without the written consent of the Company.

A copy of the Amendment of the Investor Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein.

Third Amendment to the Rights Agreement

In connection with the Purchase Agreement, the Company amended its Rights Agreement, dated as of June 12, 2001 by and between the Company and US Stock Transfer Corporation.

A copy of the amendment to the Rights Agreement is attached as Exhibit 6 and is incorporated by reference herein from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004.

Series I Warrants

On April 5, 2004, the Warrants were amended to shorten the expiration date by three days to January 2, 2011 and to rename them the Series I Warrants. The Series I Warrants represent the right to purchase shares of the Company’s Common Stock at an exercise price of $5.00 per share. Payment of the exercise price may be made in cash, or through the surrender of Common Stock underlying Series I Warrants with a fair market value equal to the exercise price of the Series I Warrants being exercised (otherwise known as net exercise). The exercise price and the number of shares issuable upon exercise of the Series I Warrants is subject to adjustment under certain circumstances as set forth in the Series I Warrants.

A copy of the form of Series I Warrant issued to the TCV IV Funds is attached hereto as Exhibit 7 and is incorporated by reference herein.

The Reporting Persons acquired the Shares and Series I Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Series I Warrants, make Market Purchases and acquire additional shares of Common Stock from the Company or third party and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, Series I Warrants and/or Common Stock issued upon exercise of the Series I Warrants, upon conversion of the Shares or in Market Purchases, in the open market, in privately negotiated transactions to the Company or third parties, in change of control transactions, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on April 5, 2004, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting	Number of Total Shares		Percentage of Outstanding Shares
Person	of Common Stock		of Common Stock(*)
TCV IV	7,854,000	(1)	13.10%
Strategic Partners IV	292,863	(2)	Less than 1%
Management IV	8,146,863	(3)(**)	13.59%
Mr. Hoag	8,146,863	(3)(**)	13.59%
Mr. Kimball	8,146,863	(3)(**)	13.59%

(*) All percentages in this table are based on 51,789,623 shares of Common Stock of the Company outstanding as reported on the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2004.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1) Includes Series B Preferred Stock immediately convertible into 6,283,200 shares of Common Stock and Series I Warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

(2) Includes Series B Preferred Stock immediately convertible into 234,290 shares of Common Stock and Series I Warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

(3) Includes Series B Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and Series I Warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

Each of the TCV IV Funds has the sole power to dispose or direct the disposition of the Shares and Series I Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Series I Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by it. Each of the TCV IV Funds has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Series I Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by it.

Management IV as the sole general partner of each of the TCV IV Funds and in such capacity may also be deemed to have the sole power to dispose or direct the disposition of the Shares and the Series I Warrants held by the TCV IV Funds, and the Common Stock which the TCV IV Funds will have acquired upon exercise of the Series I Warrants, upon conversion of the Shares, or pursuant to Market Purchases, if any, made by it, as well as to have the sole power to vote or direct the vote of the Shares held by the TCV IV Funds and the Common Stock which the TCV IV Funds will have acquired upon exercise of the Series I Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to have the sole power to dispose or direct the disposition of the Shares and Series I Warrants held by TCV IV Funds, and shares of Common Stock which TCV IV Funds would own upon exercise of such Series I Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by the TCV IV Funds, and may be deemed to have the shared power to vote or direct the vote of the Shares held by the TCV IV Funds and the Common Stock which the TCV IV Funds will have acquired upon exercise of such Series I Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by the TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 above summarizes certain provisions of the Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement, the Amendment of the Investor Rights Agreement, the Third Amendment to the Rights Agreement and the Series I Warrants. A copy of the Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004. A copy of the Amendment of the Investor Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein. A copy of the Third Amendment to the Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004. A copy of the form of Series I Warrant is attached hereto as Exhibit 7 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Redback, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks, Inc. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 5 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks, Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 7 Form of Series I Warrant to Purchase 1,629,373 Shares of Common Stock of Redback Networks Inc. with an exercise price of $5.00 per share, issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2004

TCV IV, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks, Inc. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 5 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks, Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 7 Form of Series I Warrant to Purchase 1,629,373 Shares of Common Stock of Redback Networks Inc. with an exercise price of $5.00 per share, issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).